[LETTERHEAD OF SEWARD & KISSEL LLP]

        July 19, 2005

Jennifer G. Williams, Esq.
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

Re:	Genco Shipping and Trading Limited Amendment No. 4 to Registration Statement on Form S-1 File No. 333-124718

Dear Ms. Williams:

        Genco Shipping & Trading Limited (the "Company"), has filed today via EDGAR Amendment No. 4 to its Registration Statement on Form S-1 ("Amendment No. 4") under the Securities Act of 1933, as amended, in connection with a proposed initial public offering of common stock by the Company and its shareholder (the "Offering").

        On behalf of the Company, we enclose 10 courtesy copies of Amendment No. 4, five of which have been marked to show the changes from the Company's Amendment No. 2 to the Registration Statement on Form S-1 ("Amendment No. 2") filed with the Securities and Exchange Commission on July 6, 2005. Amendment No. 3 to the Registration Statement, filed on July 18, 2005, was an exhibits only filing.

        By letter dated July 18, 2005 (the "Comment Letter"), the staff of the Securities and Exchange Commission (the "Staff") provided the Company with its comments on Amendment No. 2. Amendment No. 4 amends Amendment No. 2 to the Registration Statement in response to the Comment Letter.

        The following numbered paragraphs correspond to the numbered paragraphs of the Comment Letter. References to page numbers in the responses below are to page numbers in Amendment No. 4.

Registration Statement Cover Page

1.
It appears that the maximum aggregate offering price of your offering has increased. In the next amendment, please revise your fee calculation and pay the additional fee. Please refer to Rule 457(o) of Regulation C.

        The Company has revised the fee calculation to indicate that the aggregate maximum gross proceeds are $357,075,000, and that the fee has been increased to $42,028. The additional filing fee of $833 has been paid prior to the filing of Amendment No. 4.

Dividend Policy, page 5

2.
We note that you expect to declare your first quarterly dividend of 54 cents per share by November 2005 based on your operations for the third quarter 2005. As you have no history of dividend payments at this date and as dividend payments are solely at the discretion of the board, please specifically state these facts in an accompanying sentence. In addition, please clarify in this section the extent to which reserves for debt repayment, drydocking and other such obligations have been deducted when deriving your estimate. In other words, if this payment takes into account only available cash from operations less cash expenses for the quarter, please so state.

        The Company has added statements as to the Company's lack of history of paying dividends and the discretion of the board of directors to declare dividends to "Prospectus Summary—Dividend Policy". In addition, the Company has noted here and in "Dividend Policy" on page 28 that it did not determine its initial dividend as a percentage of cash flow but rather as a dividend rate that would be sustainable, taking into account the Company's contracted time charter coverage, while allowing the Company to continue to grow.

Equity Incentive Plan, page 81

3.
In the first sentence of the last paragraph, clarify if the exercise price of the restricted shares to be awarded to Messrs. Buchanan and Wobensmith will be the initial public offering price. Further, if the various awards described in the final paragraph are expected to result in significant compensation expense, it appears that appropriate disclosure should be provided in the Capitalization table on page 29. Please revise or advise.

        The 20,000 restricted shares that the Company will award to each of Messrs. Buchanan and Wobensmith will be valued at the initial public offering price and will have a four-year vesting period. As these awards are future, they are being reflected in the "As Adjusted for Subsequent Events and this Offering" column in "Capitalization" on page 29.

Principal and Selling Shareholders, page 82

4.
Please revise your table to add columns depicting the number of shares to be sold and the percent of class after the offering considering the over-allotment option.

        The Company has revised the "Principal and Selling Shareholders" table to indicate the number of shares to be sold by the Selling Shareholder and percentages that will be owned assuming exercise in full of the over-allotment option.

Underwriting, page 107
General

5.
We note your supplemental responses to prior comments 23 and 24 from our letter to you dated June 6, 2005. Please provide us with copies of all information concerning your company or prospectus that has appeared on the websites.

        As discussed with the Staff, the Net Roadshow Inc. website makes available to institutional investors road shows in a streaming format. As stated in the response to prior Comment 23, Net Roadshow Inc. makes available an electronic version of the preliminary prospectus as filed with the Commission. We have been advised by the underwriters that Banc of America Securities LLC has not used its i-Deal Prospectus Delivery System ("i-Deal") to make available to investors any prospectus materials, and that i-Deal will make available to investors only an electronic copy of the Company's final prospectus.

Directed Share Program, page 108

6.
We note your response to prior comment 10; however, per a phone call received from your counsel on July 8, 2005, we note that the lock-up terms of your directed share program may have changed. Please provide us with an updated response.

        As discussed by Company counsel with the Staff on July 8, 2005, the directed share program has been changed at the Company's request to include lock-up agreements from the Company's employees and members of their households.

Over-Allotment Option, page 108

7.
Please revise to disclose the number of shares available to the underwriters through the over-allotment option.

        The Company has revised the disclosure to disclose that the over-allotment option covers up to 1,725,000 shares.

Lock-up Agreements, page 108

8.
Please update this section considering your changes to the directed share program. Please file any lock-up agreements as exhibits to the registration statement.

        The Company has updated the discussion of the directed share program to reflect the extension of the related lock-up agreements to cover the Company's employees and members of their households. The forms of lock-up agreement have been filed as exhibits.

Report of Independent Registered Public Accounting Firm, page F-2

9.
Prior to requesting effectiveness of the Registration Statement, please provide in an amended filing, an unrestricted accountants' report and accountants' consent.

        Amendment No. 4 includes an unrestricted report and consent of Deloitte & Touche LLP.

Exhibit 5

10.
Please provide an opinion with respect to the shares offered by the selling shareholder and the shares offered by the selling shareholder through the over-allotment option.

        The opinion has been expanded to cover not only the shares offered by the Company but also the shares offered by the selling shareholder, including by way of exercise in full of the underwriters' over-allotment option.

Exhibit 23.2

11.
Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Please refer to Rule 402 of Regulation C.

        A currently dated consent of Deloitte & Touche LLP has been provided. The Company acknowledges the balance of this comment.

Other

12.
Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

        The Company notes the Staff's comment.

        The Company expects to request effectiveness of the Registration Statement, and to price the Offering on July 21, 2005. Accordingly, we would greatly appreciate receiving any additional comments that the Staff may have as soon as possible.

        Please feel free to contact the undersigned at (212) 574-1223, Renee Eubanks at (212) 574-1349, or Sean Caley at (212) 574-1257, with any questions or comments.

Very truly yours,
SEWARD & KISSEL LLP
by:	/s/ Gary J. Wolfe Gary J. Wolfe

Enclosures

cc: Rolaine S. Bancroft, Esq.